WRL LETTERHEAD

October 23, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	WRL Series Life Account

Pre-Effective Amendment No. 1 to Registration Statement (Accession No. 0001193125-08-213575)

on Form N-6 for the WRL Xcelerator Focus and WRL Xcelerator Exec

File Nos. 333-152446/811-04420

Attn: Craig Ruckman

To the Commission:

Pursuant to Rule 461 under the Securities Act of 1933, the undersigned, as Registrant and Principal Underwriter for the WRL Xcelerator FocusSM and WRL Xcelerator ExecSM variable life insurance policies (the “Policy”) of the Registrant, hereby requests acceleration of the effective date of the above-referenced Registration Statement filed on Form N-6/A to on or before October 30, 2008, or as soon thereafter as reasonably practicable.

The registration statement was filed with the Commission on October 21, 2008; the acceleration request letter was noted in the cover letter for the filing but was inadvertently not included in the submission. Western Reserve would very much appreciate any assistance the Commission’s Staff could provide in meeting such request.

WRL SERIES LIFE ACCOUNT

(Registrant)

By: WESTERN RESERVE LIFE ASSURANCE CO. OF

OHIO (“WRL”)

TRANSAMERICA CAPITAL, INC. (“TCI”)

(Principal Underwriter)

Arthur D. Woods

Vice President and Senior Counsel of WRL

Assistant Vice President of TCI